Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

February 18, 2025

Filed via EDGAR
Ms. Lisa N. Larkin
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	AIM ETF Products Trust (the “Trust”) (File Nos. 811-23504; 333-235734)

Dear Ms. Larkin:

On behalf of the Trust, below is the Trust’s response to the additional comment you provided with regard to Post-Effective Amendment No. 44 (the “Amendment”) to the Trust’s registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2024 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”). The Trust previously filed a comment response letter on February 11, 2025 in response to comments you provided on the Amendment (the “February 11 Letter”). The Amendment was filed in order to register a new series of the Trust, the AllianzIM Buffer15 Uncapped Allocation ETF (the “Fund”).

Below we have provided your comment and the Trust’s response. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.
Comment: The staff acknowledges the Trust’s response to Comment 1 in the February 11 Letter regarding the Fund’s name. However, the staff continues to believe that the Fund’s name should be revised to distinguish the difference between the Fund, as a fund of funds, and the Underlying ETFs. Please consider whether language such as “Fund of…” may be more appropriate to include in the Fund’s name.

Response:    The Trust acknowledges this comment but respectfully continues to believe that the use of “Allocation” in the Fund’s name clearly demonstrates that the Fund’s assets are allocated to a suite of Buffer15 Uncapped ETFs. The Trust further notes that other series of the Trust that operate as funds of funds follow the same naming convention. For example, the AllianzIM 6 Month Buffer10 Allocation ETF invests in the suite of AllianzIM 6 Month Buffer 10 ETFs, and the AllianzIM Buffer20 Allocation ETF invests in the suite of AllianzIM Buffer20 ETFs. The Trust continues to believe that the Fund’s name is appropriate in relation to its investment strategy and complies with Section 35(d) of the 1940 Act.

Accordingly, the Trust believes no changes to the Fund’s name are needed.

* * * * *

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Claire Olivar, at 215-564-8681.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.
cc: Amanda Farren